Exhibit 1
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For Immediate Release                                            8 December 2006



                             "WPP Group plc ("WPP")

                                Director Dealings


WPP was notified on 7 December 2006 that Mr Jeffrey Rosen, a Non-executive director of the Company, purchased on that day 1,000 WPP American Depositary Receipts (ADR) at a price of $67.5999 per ADR. Mr Rosen's holding in WPP is now the equivalent of 5,000 WPP ordinary shares.

                                       END



Contact:
Feona McEwan, WPP                                            +44 (0)20 7408 2204
www.wpp.com
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